Exhibit (e)(26)

EXECUTION VERSION

AGREEMENT

THIS AGREEMENT (“Agreement”) is made by and among

(1) Cosmo Technologies Limited, an Irish corporation (“Cosmo Limited”),

(2) Santarus, Inc., a Delaware corporation (“Santarus”), and

(3) Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”).

Cosmo Limited, Santarus, and Salix are sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Cosmo Limited and Santarus are parties to a License Agreement, effective as of December 10, 2008 (the “License Agreement”), pursuant to which Cosmo Limited licensed to Santarus certain intellectual property rights;

WHEREAS, Cosmo Limited and Santarus are parties to a Stock Issuance Agreement, effective as of December 10, 2008 (the “Issuance Agreement”), pursuant to which Santarus agreed to issue shares of its common stock to Cosmo Limited in connection with the execution of the Issuance Agreement and, at Cosmo Limited’s election, following notice from Santarus that Santarus had achieved certain milestones under the License Agreement;

WHEREAS, Cosmo Limited and Santarus are parties to a Registration Rights Agreement, dated as of December 10, 2008 and amended on April 23, 2009 (as amended, the “Registration Rights Agreement”), relating to the shares of common stock of Santarus issuable to Cosmo Limited under the Issuance Agreement;

WHEREAS, Santarus is considering accepting the proposal of Salix to acquire – directly or indirectly – control of Santarus (the “Transaction”); and

WHEREAS, as the Transaction may have an impact on the License Agreement given the content of Section 6.4 and other provisions thereof, as a condition to the willingness of Salix to enter into the Transaction, Cosmo Limited and Santarus, with the agreement of Salix, wish to modify certain terms and conditions of the License Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Definitions. Capitalized terms used but not defined in this Agreement have the meanings ascribed to them in the License Agreement.

2. Condition Precedent. This Agreement shall be effective from and after the first date on which it has been executed by all three of the Parties; provided, that if (a) Santarus and Salix have not entered into a binding agreement providing for the Transaction (a “Transaction Agreement”) by 15 January 2014, (b) any Transaction Agreement into which Santarus and Salix may have entered should at any time after its execution by Santarus and Salix be terminated without the Transaction having been consummated, or (c) the Transaction should in any event not have been consummated by 30 June 2014, then this Agreement (other than Sections 7 and 9, which shall survive any termination of this Agreement) shall, unless otherwise agreed in writing by the Parties, terminate and be of no further force or effect. For the avoidance of doubt, unless and until the provisions of Sections 3, 4, 5 and 6 of this Agreement come into effect in accordance with their terms, Santarus shall continue to comply with the License Agreement as it currently exists.

3. Withdrawal by Santarus from the License Agreement in Respect of Product B. Effective as of the consummation of the Transaction, Santarus shall be deemed, for all purposes and without further action by any Party, to have withdrawn from the License Agreement in respect of Product B and Cosmo Limited shall be deemed to have accepted its withdrawal. In furtherance thereof, promptly following the consummation of the Transaction Santarus shall, at no cost for Cosmo Limited: (a) comply with its obligations under Section 10.6 in respect of the transfer or assignment to Cosmo Limited of any Regulatory Approvals and/or any regulatory filings relating or pertaining to Product B and (b) deliver to Cosmo Limited a full and complete copy of any and all data resulting from clinical or other studies conducted by Santarus in respect of Product B from and after the Effective Date, it being understood that Cosmo Limited shall therefore be the sole owner of any right to those data and Product B; and (c) perform all activities which shall reasonably be required to ensure that Cosmo Limited is reinstated in all of its rights to Product B as if the License Agreement had not taken place. Except as otherwise described in this Section 3, effective as of the consummation of the Transaction, all provisions of the License Agreement insofar as they relate or pertain to Product B (including, without limitation but for the avoidance of doubt, the provisions of Sections 1.24(b), 3.1.2 as for what pertains to Product B, 3.1.3 as for what pertains to Product B, 3.2 as for Product B, 3.3 as for what pertains to Product B, 6.1 as for Product B, 6.4 as for Product B, and 7.6 through 7.10 relating or pertaining to Product B) shall be of no further force or effect, the portion of Section 1.17 beginning “as for Product B” and ending “shall inter alia be included in the term ‘Patents B’” shall be of no further force or effect, and Product B shall no longer constitute a Product for purposes of the License Agreement.

4. Consent to Exploitation of Certain Salix/Santarus Products. Effective as of the consummation of the Transaction and upon prompt execution of the obligations set forth in Section 3 of this Agreement, Cosmo Limited consents, under Section 6.4 of the License Agreement, that Santarus, Salix and any of their subsidiaries shall have the right to, directly or indirectly, develop, promote or market, or appoint or grant the right to any third party to promote or market, in the Territory the following products:

(a) the budesonide foam product currently under development by Salix Inc. for ulcerative proctitis or ulcerative protosigmoiditis indications; and

(b) any budesonide products beyond the product listed in clause (a), above, including, without limitation, those that contain new formulations of budesonide or are approved for new indications (including, for the avoidance of doubt, ulcerative colitis and other indications for which Product A may be approved).

Notwithstanding the foregoing provisions of this Section 4 or anything else in this Agreement or the License Agreement, from and after the consummation of the Transaction and for so long as the License Agreement continues in effect in respect of Product A, Santarus and Salix undertake that they will not, without Cosmo Limited’s prior written consent, have the right, directly or indirectly, to develop, promote or market, or appoint or grant the right to any third party to promote or market, in the Territory, any oral formulation product containing budesonide for human uses other than Product A.

5. Payment of Milestones; Termination of Other Agreements. From and after the consummation of the Transaction, (a) Section 3.1.4 of the License Agreement shall be deleted in its entirety and of no further force or effect; and (b) Section 1.23 of the License Agreement (definition of “Share Price”) shall be replaced with the phrase “[Reserved]”. In furtherance of the foregoing, from and after the consummation of the Transaction, the Issuance Agreement and Registration Rights Agreements shall be terminated in their entirety and of no further force or effect. Cosmo Limited, Santarus and Salix acknowledge and agree that the intention and result of this Section 5 is that, from and after the consummation of the Transaction, the Regulatory Milestones and Commercial Milestones shall be payable, if at all, by Santarus to Cosmo Limited solely in cash and not in shares of common stock of Santarus.

6. Further Agreements. Santarus and Salix acknowledge and agree for the benefit of Cosmo Limited that, from and after the consummation of the Transaction, Santarus shall continue to be bound by the terms and conditions of the License Agreement, as modified by this Agreement, to the same extent as prior to the consummation of the Transaction, including, without limitation, with respect to its diligence obligations and its obligation to nominate members to, and share information through, the DMC and the SC.

7. Confidentiality. Except for disclosures (a) required by Applicable Laws (including, without limitation, the disclosure requirements of any stock exchange in the Territory), (b) to a Party’s affiliates and other representatives that need to know for such Party to perform under this Agreement and/or the License Agreement and (c) to competition law authorities in the Territory or elsewhere in connection with their review and clearance of the Transaction, no Party may disclose the existence of this Agreement or any term or condition hereof, or the fact or content of discussions leading hereto, without the prior written consent of the other Parties, such consent not to be unreasonably withheld, conditioned or delayed.

8. Entire Agreement; Amendments. This Agreement sets forth and constitutes the entire agreement and understanding among the Parties with respect to the subject matter hereof, and shall not be amended or modified except by an instrument in writing signed by each Party.

9.	Governing Law; Dispute Resolution.

(a) This Agreement shall be governed by and construed in accordance with the laws of Italy, without regard to the conflict of laws provisions thereof and without regard to the United Nations Convention on Contracts for the International Sale of Goods.

(b) In the event of any dispute arising out of or in connection with this Agreement, the Parties agree that such dispute shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce — ICC by a panel of three arbitrators appointed in accordance with the said Rules of Arbitration. The arbitrators shall apply Italian law. The seat of arbitration shall be Paris, France, and the language of the arbitration proceeding shall be English.

10. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute one instrument. Executed counterparts may be delivered by facsimile or other electronic transmission with the same effect as delivery of an executed original counterpart.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement to be a legally binding contract.

Cosmo Technologies Limited

By:	/s/ Richard Jones
Name: Richard Jones
Title: Director Alternate
Date: 5 November 2013

Santarus, Inc.

By:	/s/ Gerald T. Proehl
Name: Gerald T. Proehl
Title: President and Chief Executive Officer
Date: 7 November 2013

Salix Pharmaceuticals, Ltd.

By:	/s/ Rick Scruggs
Name: Rick Scruggs
Title: Executive Vice President, Business Development
Date: 7 November 2013